Exhibit (e)(19)

Amendment to Change of Control Agreement

This amendment (this “Amendment”) to the CHANGE OF CONTROL AGREEMENT dated October 3, 2005 by and between Boston Communications Group, Inc. (the “Company”), a Massachusetts corporation with its principal place of business at 55 Middlesex Turnpike, Bedford, MA 01730, and Michael K. Palackdharry (the “Employee”), is made as of January 9, 2007 (the “Effective Date”).

The first paragraph of the Payment Section of the Change of Control Agreement is hereby deleted in its entirety and replaced with the following language:

Within 30 days following the termination of employment, the Company will pay to the Executive a lump-sum cash amount equal to 100% of the Executive’s annual base salary in effect at the time of the termination of employment (or if the Executive’s annual base salary has been reduced within 61 days prior to the termination, the base salary in effect immediately prior to the reduction), less all applicable state and federal taxes.

IN WITNESS WHEREOF, the parties hereto have executed this amendment as of the day and year first set forth above.

BOSTON COMMUNICATION GROUP, INC.

By:	/s/ Thomas Doherty
Name:	Thomas Doherty
Title:	Acting Chief Financial Officer

EMPLOYEE:

By:	/s/ Michael Palackdharry
Name:	Michael Palackdharry
Title:	Vice President North American Sales